[KPMG letterhead]

April 13, 2007

Duckwall-ALCO Stores, Inc.

401 Cottage Street

Abilene, Kansas 67410

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Duckwall-ALCO Stores, Inc. (the Company) on or about April 13, 2007, which contains notification of the registrant’s inability to file its Form 10-K by April 13, 2007. We have read the Company’s statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our procedures to issue our report on the Company’s consolidated financial statements for the year ended January 28, 2007 to be included in its Form 10-K.

Very truly yours,

KPMG LLP